Exhibit 99.5

0 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GREENTREE HOSPITALITY GROUP LTD. (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GREENTREE HOSPITALITY GROUP LTD.

December 15, 2021 at 9:00 PM U.S. Eastern Time

(10:00 AM Beijing/Hong Kong Time on December 16, 2021)

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before December 8, 2021 at 10:00 a.m. NYC.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RESOLUTION 1.

PLEASE SIGN, DATE AND RETURN P ROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x

FOR AGAINST ABSTAIN

To approve the re-appointment of Ernst & Young Hua Ming LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2021.

Signature of Shareholder

Date:

Signature of Shareholder

Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.